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                                                                    EXHIBIT 99.1

EIMO CORPORATION STOCK EXCHANGE ANNOUNCEMENT 31.07.2002 AT 08:30 AM

DISCLOSURE OF CHANGE IN SHAREHOLDER'S OWNERSHIP IN ACCORDANCE WITH THE SECURITIES MARKETS ACT, CHAPTER 2 PARAGRAPH 10

In accordance with the provisions of the Securities Markets Act, Chapter 2, paragraph 9, Eimo Corporation has received the following disclosure: Victor V. Valentine Jr.'s ownership of Eimo Corporation's share capital has on July 30, 2002 fallen below five per cent.

Shareholder                       Number of shares and              Percentage
                                  votes                             of share
                                                                    capital
                                                                    and votes

Victor V. Valentine, Jr.          3,236,328                         4.95%

Eimo Corporation's share capital consists of 65,432,300 shares, each with one vote.

Eimo Corporation
Heikki Marttinen
President and CEO

Further information:
Elmar Paananen, Vice Chairman, IR           +358-500-503 865


DISTRIBUTION:
HEX Helsinki Exchange
Press

This press release may include statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission on June 27, 2002.